LAW OFFICES
Glaser, Weil, Fink, Jacobs, Howard & Shapiro, llp
10250 Constellation Boulevard
Nineteenth Floor
Los Angeles, California 90067
(310) 553-3000
Fax (310) 556-2920

Direct Dial Number (310) 282-6247 jmccloud@glaserweil.com	June 16, 2009
Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3561
Mail Stop 3561

Re:	MGM MIRAGE
Form 10-K for the year ended December 31, 2008
Filed March 17, 2009
File No. 001-10362
Dear Ms. Cvrkel:
Enclosed for filing with the Securities and Exchange Commission (the “SEC”) on behalf of MGM MIRAGE (the “Company”) is the Company’s response to your letter dated June 11, 2009. The Commission’s letter set forth a specific follow-up comment (the “Comment”) on the Company’s Form 10-K for the fiscal year ended December 31, 2008 as well as the Company’s responses contained in the May 11, 2009 letter from the undersigned.
Set forth below is the Company’s response to the Comment, which the Company has requested the undersigned submit to you on its behalf. For purposes of facilitating the Staff’s review of the Company’s response to the Comment, the original comment is included at the beginning of the response.
Leveraging Our Brand and Management Assets, page 8
1.	We note your response to our prior comment 1 and require further information. Your response indicates that you provide development management services for which you are reimbursed related to the Mubadala project. Please tell us the nature of these services, if they represent revenue to the company or a reimbursed expense, and how you account for the services in your financial statements.
The Company records two types of transactions related to the Mubadala project. The Company earns a monthly development management advisory fee, based on a percentage of project costs, which is recorded in “Other revenue.” In addition, the Company is reimbursed for out-of-pocket costs such as legal fees, recruiting fees, travel and other similar expenses. These costs are recorded as revenue within “Other revenue” and as expense within “Other expense” in the Company’s Consolidated Statement of Operations in accordance with the guidance outlined in EITF 01-14 “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses

Securities and Exchange Commission
June 16, 2009

Incurred.” For the year ended December 31, 2008, the Company recorded management fee revenue of $17 million, and reimbursed costs (revenue and expense) of $1 million. The Company does not believe these amounts were material to its consolidated financial statements and therefore did not disclose these amounts separately. The Company will disclose the accounting treatment and amounts of such transactions in future periods if the Company determines such amounts to be material to its consolidated financial statements in future periods.
Attached is a statement from the Company acknowledging the items requested in your letter. If there are additional comments or questions, please do not hesitate to contact the undersigned at (310) 282-6247.
Very truly yours,
/s/ Janet S. McCloud
Janet S. McCloud
  Of Glaser, Weil, Fink, Jacobs, Howard & Shapiro, LLP
Attachment

Copies to:	James J. Murren Gary N. Jacobs Robert C. Selwood Daniel J. D’Arrigo

The undersigned, on behalf of MGM MIRAGE, acknowledges:
•	MGM MIRAGE (the “Company”) is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

•	Comments by Commission staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings;

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
/s/ Gary N. Jacobs
Gary N. Jacobs
Executive Vice President, General
   Counsel and Secretary of MGM MIRAGE